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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934




                      Modern Medical Modalities Corporation
                      -------------------------------------
                                (Name of Issuer)




                    Common Stock, $.0002 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                    607660305
                                   ----------
                                 (CUSIP Number)



      Jacov Hayut c/o Modern Medical Modalities Corporation, 1719 Route 10,
                     Suite 117, Parsippany, NJ 07054 (973)  538-9955
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 19, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                  SCHEDULE 13D

----------------------                                      -------------------
CUSIP No. 607660305
----------------------                                      -------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jacov Hayut

          SS# ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]  (b)[ ]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS

          PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           290,000 of 290,000 shares beneficially owned
Reporting                         in the aggregate
Person
With
                        --------------------------------------------------------
                        8         SHARED VOTING POWER

                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                  290,000 of 290,000 shares beneficially owned in the aggregate

                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           290,000 shares

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [X]

           Mr. Hayut will receive an additional 11,515,000 shares of the Company's common stock seventy-five (75) days after July 29, 2002, which is the date on which Mr. Hayut is entitled to receive such additional shares.
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
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                                       2

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Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the common stock, $0.0002 par value per share of Modern Medical Modalities Corporation ("MODM") a New Jersey corporation, with its principal executive offices at 1719 Roue 10, Suite 117, Parsippany, NJ 07054.

Item 2.  Identity and Background.

                  This Statement is being filed by Jacov Hayut, Chairman, Chief Executive Officer and President of MODM, whose business address is 1719 Route 10, Suite 117, Parsippany, NJ 07054 c/o Modern Medical Modalitites Corporation. During the last five years Mr. Hayut has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Hayut is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock and securities convertible into common stock of MODM made by Mr. Hayut were made using personal funds. As of the Date of Event which required the filing of this Statement, Mr. Hayut had used approximately $100,000 of his personal funds to purchase MODM common stock and securities convertible into MODM common stock. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All MODM securities owned by Mr. Hayut have been acquired by Mr. Hayut for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, June 19, 2002, Mr. Hayut owned 250,000 shares of MODM common stock, is entitled to receive an additional 11,750,000 shares of common stock on October 12, 2002 and a convertible note in the principal amount of $456,500. On July 29, 2002, Mr. Hayut converted $43,500 principal amount of the convertible notes into 12,000,000 shares of MODM common stock, of which he is the beneficial owner of 11,760,000 shares. Mr. Hayut currently beneficially owns convertible notes in the principal amount of $456,500, which are convertible into approximately 125,931,034 shares of MODM common stock, at a conversion price of $.003625 per share. The MODM securities owned by Mr. Hayut as of July 29, 2002 represented approximately 10.5% of the issued and outstanding shares of MODM common stock, and upon the issuance of the remaining 11,515,000 shares of common stock will represent approximately 81.4% of the issued and outstanding shares of MODM common stock. As of July 29, 2002, Mr. Hayut had sole power to vote and dispose of each of the 290,000 shares of MODM common stock beneficially owned by him and the sole power to dispose of the convertible notes of MODM, which are convertible into approximately an additional 125,931,034 shares of MODM common stock. In the sixty days prior to June 19, 2002, the Date of the event requiring the filing of this Statement, Mr. Hayut did not engage in any transactions involving MODM common stock.

                                       3
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

         Mr. Hayut has agreed to transfer 2% of the number of shares of MODM common stock that he receives upon the conversion of the first $80,000 principal amount of convertible notes to LH Financial.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: August 15, 2002



                                   /s/ Jacov Hayut
                                   ---------------------------
                                   Jacov Hayut